CONTACT:  Hal Smith
1-800-743-6632

FOR IMMEDIATE RELEASE

	CISTRON AND CELLTECH SIGN MERGER AGREEMENT
        __________________________________________

	PINE BROOK, N.J., March 22, 2000 -- Celltech Group, plc
(NYSE:CLL; LSE:CCH), a major European-based biopharmaceutical company, and Cistron Biotechnology, Inc. (OTC:CIST) located here have signed a merger agreement in which Cistron will become a wholly-owned subsidiary of Celltech.

	Under the agreement, Celltech will purchase Cistron for $18 million. This includes $8.75 million for intellectual property encompassing anti-interleukin (IL-1) antibodies as treatments for chronic inflammatory disorders and about $9.25 million for Cistron's cash reserves. The purchase will be made with Celltech American Depository Shares, with the price based on the five-day trailing average through March, 20. The agreement is intended to qualify as a tax-free reorganization.

	In addition, Cistron shareholders will also be entitled to receive up to $3.5 million in cash and $3.5 million in Celltech stock, net of expenses, in the event that Aventis Pasteur, subsidiary of Aventis S.A. (NYSE:AVE), exercises the options previously granted by Cistron to acquire exclusive licenses to use the IL-1 technology in developing preventative and therapeutic vaccines. Aventis Pasteur has agreed to pay $3.5 million cash upon exercise of one option or $7 million if both options are exercised.

	This transaction is subject to various conditions, including approval by appropriate governmental agencies and Cistron's shareholders. Genome Securities, Inc. acted as financial advisor to Cistron for this transaction.

	Celltech Group, based in Slough, Berkshire in the UK, is a major European-based biopharmaceutical company with substantial operations in the U.S. The group undertakes drug discovery, development and international marketing. Celltech is listed on both the New York and London Stock Exchanges.

	Cistron, headquartered in Pine Brook, N.J. was founded in 1984. It is a biotechnology company that uses recombinant DNA and immunological techniques to explore certain cytokines and antibodies that may have therapeutic or diagnostic applications.

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                            ________________

	The press release contains forward-looking statements involving various risks and uncertainties. There can be no assurance that the merger will be consummated. Even if consummated, actual results, including the success of the proposed merger, could differ materially from those projected due to many factors, including (i) general economic conditions; (ii) condi-tions specific to the biotechnology industry; (iii) the Company's ability to develop or acquire new technology or products through licensing, merger or acquisition and to obtain regulatory approval to commercialize diagnostic or therapeutic products; (iv) the effectiveness and ultimate market acceptance of any such products; (v) limitations on third party reimbursements with respect to any such products; (vi) competition. The Company does not undertake to update or revise any forward-looking statements contained herein whether as a result of new information, future events or otherwise.

                            _________________

        Cistron Biotechnology, Inc. shareholders and security holders are urged to read the proxy statement prospectus regarding the merger transaction referenced in the foregoing press release, when it becomes available. The proxy statement/prospectus will contain important information that shareholders and security holders should consider before making any decision regarding the merger. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Celltech Group plc and Cistron Biotechnology, Inc. Shareholders and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Celltech Group plc with the Commission at the Commission's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Cistron Biotechnology, Inc. by directing a request to Cistron Biotechnology, Inc., 10 Bloomfield Ave., Pine Brook, NJ 07058: telephone: (973)575-1700, e-mail: info@cistronbio.com.